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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36712

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____10/01/10_____ AND ENDING_____09/30/11_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Taylor Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Winners Circle, Suite 400
(No. and Street)

Brentwood   TN   37027
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara Daugherty   615-372-1350
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KraftCPAs PLLC
(Name - *if individual, state last, first, middle name*)

555 Great Circle Road   Nashville   TN   37228
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TAYLOR SECURITIES, INC.

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES
AND
INDEPENDENT AUDITORS' REPORTS

SEPTEMBER 30, 2011 AND 2010



KraftCPAs
PLLC
Certified Public Accountants and Consultants



TAYLOR SECURITIES, INC.

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES
AND
INDEPENDENT AUDITORS' REPORTS

SEPTEMBER 30, 2011 AND 2010

TAYLOR SECURITIES, INC.

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES
AND
INDEPENDENT AUDITORS' REPORTS

SEPTEMBER 30, 2011 AND 2010

CONTENTS

OATH OR AFFIRMATION

I, Barbara Daugherty swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taylor Securities Inc as of 9-30-2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Barbara D Daugherty
Signature

Secretary-Treasurer
Title

Martha
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KraftCPAs
PLLC

INDEPENDENT AUDITORS' REPORT ON FINANCIAL
STATEMENTS AND SUPPLEMENTAL SCHEDULES

Board of Directors
Taylor Securities, Inc.
Brentwood, Tennessee

We have audited the accompanying statements of financial condition of Taylor Securities, Inc. (the "Company") as of September 30, 2011 and 2010, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taylor Securities, Inc. as of September 30, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KraftCPAs PLLC

Nashville, Tennessee
November 21, 2011

-3-

TAYLOR SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2011 AND 2010

	2011	2010
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 230,135	$ 223,554
Deposit with clearing broker	25,000	25,000
Commissions receivable	96,699	84,526
Other	-	279
TOTAL ASSETS	$ 351,834	$ 333,359
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 35,029	$ 30,335
STOCKHOLDERS' EQUITY		
Common stock, $1 stated value; 2,000 shares authorized, 1,250 shares issued and outstanding	1,250	1,250
Additional paid-in capital	28,100	28,100
Retained earnings	287,455	273,674
TOTAL STOCKHOLDERS' EQUITY	316,805	303,024
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 351,834	$ 333,359

The accompanying notes are an integral part of the financial statements.

TAYLOR SECURITIES, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

	2011	2010
REVENUES		
Commissions	$ 1,043,777	$ 962,836
Registered investment advisor fees	476,094	335,298
TOTAL REVENUES	1,519,871	1,298,134
OPERATING EXPENSES	1,505,231	1,288,113
OPERATING INCOME	14,640	10,021
OTHER INCOME		
Interest and dividend income	99	90
EARNINGS BEFORE STATE INCOME TAXES	14,739	10,111
STATE INCOME TAX EXPENSE	958	769
NET EARNINGS	$ 13,781	$ 9,342

The accompanying notes are an integral part of the financial statements.

TAYLOR SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
BALANCE - OCTOBER 1, 2009	$ 1,250	$ 28,100	$ 264,332	$ 293,682
NET EARNINGS	-	-	9,342	9,342
BALANCE - SEPTEBER 30, 2010	1,250	28,100	273,674	303,024
NET EARNINGS	-	-	13,781	13,781
BALANCE - SEPTEMBER 30, 2011	$ 1,250	$ 28,100	$ 287,455	$ 316,805

The accompanying notes are an integral part of the financial statements.

TAYLOR SECURITIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from securities companies and investors	$ 1,507,698	$ 1,279,135
Cash paid to suppliers and employees	(1,501,495)	(1,281,527)
Other	279	769
Other income received	99	90
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	6,581	(1,533)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,581	(1,533)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	223,554	225,087
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 230,135	$ 223,554

RECONCILIATION OF NET EARNINGS TO NET CASH
PROVIDED BY (USED IN) OPERATING ACTIVITIES

	2011	2010
Net earnings	$ 13,781	$ 9,342
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:		
(Increase) decrease in operating assets:		
Commissions receivable	(12,173)	(18,999)
Other	279	769
Increase in operating liabilities:		
Accounts payable and accrued expenses	4,694	7,355
TOTAL ADJUSTMENTS	(7,200)	(10,875)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$ 6,581	$ (1,533)

The accompanying notes are an integral part of the financial statements.

NOTE 1 - NATURE OF OPERATIONS

Taylor Securities, Inc. (the "Company") is engaged in the securities business, primarily handling mutual fund and bond trade transactions and providing investment advisory services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

Income taxes

The Company has elected to be taxed as an "S" corporation under the Internal Revenue Code. Accordingly, all federal taxable income and losses pass through to the individual stockholders for inclusion in their personal income tax returns, and the Company is only liable for state income taxes.

Temporary differences between the financial statement and income tax (cash method) bases of the Company's assets and liabilities are not significant. Accordingly, deferred state income taxes have not been recognized.

The Company files income tax returns in the U. S. federal jurisdiction and the State of Tennessee. The Company's U. S. federal income tax returns for years prior to 2008 are closed. The State of Tennessee has a statute of limitations of three years from the end of the year in which the return is filed.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities transactions

Revenue and related clearing expenses from securities transactions are recorded on the trade date. All of the Company's trading activities are executed through and cleared by Raymond James and Associates, Inc. ("Raymond James") or by written subscription agreements between investment companies and investors, with the Company acting as introducing broker dealer.

Registered investment advisor fees

Registered investment advisor fees are recognized as earned on a pro rata basis over the term of the contract.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Events occurring after reporting date

The Company has evaluated events and transactions that occurred between September 30, 2011 and November 21, 2011, the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 3 - CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. Cash balances are maintained at two financial institutions. The cash deposited in Avenue Bank totaling $101,016 is insured by the Federal Deposit Insurance Corporation ("FDIC"). The cash deposited in the Raymond James brokerage account in the amount of $154,119 is protected by the Customer Asset Protection Company ("CAPCO") as described below. In considering the credit risk, the Company periodically evaluates the stability of its financial institutions. The Company has not experienced any losses in such accounts, and its management believes cash is not exposed to significant credit risk.

NOTE 3 - CONCENTRATION OF RISK (CONTINUED)

Investments are subject to market risk, the risk inherent in a fluctuating market. The broker-dealer that is the custodian of the Company's securities is covered by the Securities Investor Protection Corporation ("SIPC"), which provides limited protection to investors. SIPC coverage is limited to specified investor-owned securities (notes, bonds, mutual funds, investment company securities and registered securities) held by an insolvent SIPC member at the time a supervising trustee is appointed. The SIPC also protects against unauthorized trading in the Company's security account. SIPC coverage is limited to $500,000 per customer, including $250,000 for cash that is on deposit as a result of a security transaction. Accounts held by the broker-dealer are also covered through the Customer Asset Protection Company. Under this program, cash and fully paid securities are not subject to a dollar amount limitation. The SIPC and additional protection do not insure against market risk.

There are multiple business risks associated with operating the Company. It trades with a limited number of counter-parties which include institutional money managers, national broker-dealers, regional broker-dealers and inter-dealer brokers. The value of some trades may be very large compared to the Company's capital. A counter-party's failure to pay for or deliver securities may result in significant losses to the Company due to changes in market value between the original transaction and the subsequent re-sale or re-purchase of the securities involved. The loss or reduction of trading volume with a counter-party may have a material adverse effect on the Company's business, financial condition, results of operations and/or cash flows.

NOTE 4 - DEPOSIT WITH CLEARING BROKER

In connection with its correspondent clearing agreement with Raymond James, the Company has agreed to maintain a $25,000 deposit account with Raymond James. The deposit is held in a Raymond James money market fund and is returnable to the Company following termination of the correspondent clearing agreement within thirty days of the closing or transfer of all of the Company's customers' accounts. Therefore, the deposit has been classified as a current asset, but is non-allowable for the purpose of net capital computation per current Securities and Exchange Commission ("SEC") rules and regulations.

NOTE 5 - RELATED PARTY TRANSACTIONS

Accounts payable to stockholders for commissions and registered investment advisory fees totaled $31,939 and $27,973 at September 30, 2011 and 2010, respectively.

NOTE 5 - RELATED PARTY TRANSACTIONS (CONTINUED)

Total salaries, bonuses, and commissions included in operating expenses that were paid to stockholders and other related parties amounted to $859,557 and $740,925 in 2011 and 2010, respectively.

The stockholders of the Company are also stockholders of an affiliate that provides office space, management and administrative services to the Company. In addition to the amounts paid to stockholders and other related parties noted in the preceding paragraph, fees paid by the Company to the affiliate for services rendered amounted to $543,727 and $465,866 in 2011 and 2010, respectively.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2011, the Company had net capital, as defined, of $200,070, which was $150,070 in excess of its required net capital of $50,000. The Company's net capital ratio was .18 to 1.

SUPPLEMENTAL SCHEDULES

TAYLOR SECURITIES, INC.

COMPUTATION OF NET CAPITAL

SEPTEMBER 30, 2011

TOTAL STOCKHOLDERS' EQUITY	$	316,805
LESS NONALLOWABLE ASSETS AND HAIRCUTS		
Raymond James restricted account		25,000
RIA fee commissions due		85,153
Excess deductible for insurance		4,000
Haircuts - money market funds maintained with clearing broker at 2%		2,582
TOTAL NONALLOWABLE ASSETS AND HAIRCUTS		116,735
NET CAPITAL (AGREES TO COMPANY'S SEPTEMBER 30, 2011 UNAUDITED FOCUS REPORT - PART IIA)	$	200,070
NET CAPITAL REQUIRED	$	50,000
EXCESS NET CAPITAL	$	150,070
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	35,029
TOTAL AGGREGATE INDEBTEDNESS	$	35,029
NET CAPITAL LESS GREATER OF 10% OF TOTAL AGGREGATE INDEBTEDNESS OR 120% OF NET CAPITAL REQUIRED	$	140,070
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		17.51%

TAYLOR SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2011

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

TAYLOR SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2011

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

TAYLOR SECURITIES, INC.

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

SEPTEMBER 30, 2011

The net capital computed on Page 12 and the Company's computation of net capital on its September 30, 2011 Focus Report - Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

TAYLOR SECURITIES, INC.

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
WITH RESPECT TO METHODS OF CONSOLIDATION

SEPTEMBER 30, 2011

Not applicable.

TAYLOR SECURITIES, INC.

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT

SEPTEMBER 30, 2011

None


KraftCPAs
PLLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Taylor Securities, Inc.
Brentwood, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Taylor Securities, Inc. (the "Company") as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

-18-

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kraft CPAs PLLC

Nashville, Tennessee
November 21, 2011